Exhibit 21.1

SUBSIDIARIES OF LAIDLAW ENERGY GROUP, INC.

Entity Name	Jurisdiction of Incorporation/Organization
Laidlaw Berlin, LLC	Delaware
Laidlaw Biopower, LLC (75% interest)	Delaware
Laidlaw Co-Gen, Inc. (22.5% interest)	Delaware
Laidlaw New Bedford Biopower, LLC	Delaware
Laidlaw Susanville Biopower, LLC	California